Filed by AdvancePCS
                          Pursuant to Rule 425 under the Securities Act of 1933
                                       and Deemed Filed Pursuant to Rule 14a-12
                                      under the Securities Exchange Act of 1934

                                                    Subject Company: AdvancePCS
                                                  Commission File No. 000-21447


The following is a transcript of a conference call for the investment community hosted by Caremark Rx, Inc. and AdvancePCS on September 3, 2003:



                                   CAREMARK RX

                             Moderator: Mac Crawford
                                September 3, 2003
                                  7:30 a.m. CT



Operator:      Good day and welcome everyone to the Caremark Rx investor
               conference call. Today's call is being recorded.

               Please be aware that there is a presentation available at For those of you participating via WebCast, please be sure to refresh your screen in order to view.

               There will be a presentation, followed by a question-answer session. If you should have a question, please press the star or asterisk key, followed by the digit one, on your touch-tone phone.

               At this time for opening remarks, I would like to turn the call over to the Chairman and Chief Executive Officer, Mr. Mac Crawford. Please go ahead, sir.

Mac Crawford:  OK. Thank you, operator. And good morning, everyone. And we appreciate you bearing with us while we got a number of people dialing in, and try to get them into the call.

               Before we get started, let me go ahead and go through the forward-looking statement. Then we'll come back and get into the call itself.

               This conference call contains statements that constitute forward-looking statements within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995.

               These forward-looking statements include statements regarding benefits of the proposed merger, expected synergies, anticipated future financial and operating performance and results. These statements are based on the current expectations of management of both companies.

               There are a number of risks and uncertainties that could cause actual results to differ materially. For example, the companies may be unable to obtain stockholder regulatory approvals required for the merger. Problems may arise in successfully integrating the businesses of the two companies. The acquisition may involve unexpected costs. The combined companies may be unable to achieve cost-cutting synergies. The businesses may suffer as a result of uncertainties surrounding the acquisition. And the industry may be subject to future regulatory or legislative actions.

               Other unknown or unpredictable factors also could have material adverse effects on future results, performance or achievements of the two companies.

               In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this conference call may not occur. (You're) cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this conference call.

               This conference call includes certain (non-GAAP) financial measures as defined under SEC rules. As required by SEC rules, we have provided certain supplemental information at the Caremark Rx Web site, at , (under financial and market information/fundamentals).

               Again, thank you very much, and good morning. Appreciate you joining us.

               With me today, we have Howard McLure and Pete Clemens (of) the company. I'm also very pleased to have David Halbert, the Chairman, President, Chief Executive Officer of AdvancePCS.

               As you know, last evening we announced a definitive agreement to acquire AdvancePCS in a transaction that we believe will be highly beneficial to our customers, employees and, of course, to our shareholders. The transaction really joins together two highly complementary organizations in the competitive business of providing pharmaceutical and health improvement services to both the public and private sectors. The combination will create a diversified customer portfolio, a balanced, clinically focused offering that should enable us to deliver exceptional care, service and cost efficiency (to) our customers and their beneficiaries.

               (Like) to spend some time on this call to take you (through) some specifics of the transaction - (it) is (a) WebCast; (you do) have a presentation on the Web, for those following it there - to help you better understand the strategic and financial rationale behind it.

               However, before I do, I'm very pleased to turn this over to David Halbert, and let him give you his perspective on why this transaction is extremely compelling fit for our two companies.

               David?

David Halbert: Thank you, Mac.

               As you all know, AdvancePCS takes pride in the fact that we have been at the forefront of providing millions of individuals with quality healthcare solutions. We've been a leader in driving down the cost of prescription drugs, and we have helped our clients by providing cost-effective, value-added products and services, so that the ultimate consumers - the users of these products - can have access to them at fair prices.

               It's in this spirit of further enhancing our competitiveness - and thus the value that we can offer our customers - that we entered into discussions with Caremark Rx. The primary goal was to see if a strategic combination might make sense in terms of offering tangible benefits to each of our constituents: our customers, our employees and, of course, our shareholders. Obviously, those discussions and our subsequent meetings and analysis determined that a combination would be beneficial to these parties.

               The real attraction of this deal to us, beyond the obvious financial benefits, is that each company has a historic strength and expertise serving different client bases. Through these different focuses, we have each developed competencies and programs that would be very attractive to each other's customer bases. This transaction will combine each company's strengths, creating greater capabilities to deliver value to customers in the fast-changing healthcare environment. Caremark and AdvancePCS combined will possess a stronger infrastructure to help clients navigate the challenges posed by both the aging population and the rapid innovation in healthcare technologies.

               Pooling our resources will offer our clients access to the broadest range of best-in-class pharmacy benefit management, disease management, specialty pharmacy and analytic services. Pooling resources will also enable the combined entity to more effectively develop the highest-quality next-generation products and services, such as on-line point of care (of) communications tools.

               It was critical to me that we are each absolutely committed to ensuring that customers and their members receive their customary service levels without interruption throughout this combination and integration process. We are committing to a best-in-class customer service organization, which would mean that our dedicated, strong account services leaders will continue to work closely with our clients.

               Our primary goal will continue to be providing clients the best service at the lowest possible cost. I feel confident that this combination will ensure long-term success for our clients, employees and shareholders. We think the future for our company, our clients and the healthcare system is brighter than ever.

               We very much appreciate your ongoing support. Thank you.

               And with that, I'll turn it back over to Mac.

Mac Crawford:  OK.  Thank you, David.

               And (folks), we're going to go through the presentation.

               (You know), let me say that this is (a) very exciting transaction for both companies. I think the combination of these two entities, the complementary customer (base), clearly is a compelling argument and compelling fit here for a really high-class organization that we will put together as this moves ahead.

               For those of you on the WebCast, I'm going to go ahead and turn to the key transaction terms, spend a second on that. And we'll just go ahead and go through the presentation from that standpoint.

               As you've seen, the value equivalent is 2.15 Caremark shares per AdvancePCS share. It's 90 percent in stock, 10 percent in cash - $5.6 billion equity value, 5.8 billion total enterprise value. The value here does reflect the relative contributions of the two entities from an earnings and EBITDA perspective, which is, again, the reason this is so compelling, and why it works, and why it makes sense, if you look at where the ownership ends up. (It's a) tax-free (reorg) excluding the cash component.

               Caremark and Advance shareholder approval will both have to take place, obviously, as well as (getting) the customary regulatory approvals and the closing conditions satisfied.

               From a timing standpoint - given that we both have to have shareholder votes - so time to put proxies out, time to get the votes - so time to go through the regulatory approvals - I would expect this transaction to close in 2004. And pro forma ownership, which is based on 471.7 million (in) combined shares outstanding, after the transaction - (our) Caremark shares outstanding will be 58 percent to the existing Caremark shareholder base, and 42 percent to AdvancePCS.

               From the leadership standpoint, I will be the Chairman (and) CEO of the company, A. D. Frazier, the President, Chief Operating Officer; and Howard McLure, the Executive Vice President and CFO, so all faces and names that you're used to seeing.

               We will expand the board to include three directors from AdvancePCS to go along with (the) 11 directors that we currently have here at the company.

               As far as from an industry standpoint and, you know, kind of what's going on, (I'm going to get in) some strategic rationale (and what exists). Obviously, drug spending continues to grow in this country at a rapid rate: currently at about 14 percent, (expected) to account for 13 percent of all U.S. healthcare expenditures by 2007.

               We continue to see increases in volume and price as well as a shift to (higher-cost) drugs, which are driving this drug spending growth.

               One thing very compelling here is - (that) we've talked about before - we do have a large number of brand-name drugs that are losing patent protections in the future, which will give us generic products that we'll be able to offer to our customer base. Combining our mail order strength, obviously, with the Advance book of business and the complementary strengths that they have, certainly gives us an opportunity, we think, to make sure that our patients get the most cost effective, clinically appropriate products, as these drugs continue to lose the patent protection.

               Specialty products - as you know, we've been in this business a long time. It's growing 50 percent faster than the drug market as a whole. Biotech spend estimated to be (20) percent compounded annual growth rate through 2005. And there are over 400 of these products currently in the pipeline as well. This accounts for only five percent of the patients in this country, (but about) 50 percent of (the) total medical cost.

               From a competitive standpoint, a lot of people in this industry that are competing - whether it's other PBMs that are independent, and those owned by the chains; health plans, who also have theirs; the retail pharmacies - my point here is this is a competitive marketplace that we do business in. And we think this helps us to be more competitive as we move forward, and really is a compelling story from the complementary sets of skills that these two companies bring together.

               We are a solution in this industry to the rising drug costs that are taking place. The (GAO) study, which I know a lot of you are familiar with - which looked at three federal employee health benefit plans - really validated what the PBMs have done in this industry. And AdvancePCS is one of the PBMs handling these federal employee (pay ins) that the study was done on. You actually see that - compared on the brand side - a 27 percent differential between what cash-paying customer was paying versus what we're able to offer these products for - and on the generic side, the 52 percent savings.

               So you can see what this industry has been able to offer to our customers and to their beneficiaries are very high-quality services, and very much on a cost-effective basis. So this is an industry that does offer solutions to the consumer. And we think by putting these companies together, we can even offer better solutions to them on a go-forward basis.

               As far as a benefit standpoint - (what) the combination brings, both to our shareholders as well as to the customers - if you look at the health management solutions, as you know, Advance is invested very heavily in their analytics (capabilities). And we have as well. Putting these two together should give our customers and clients access to even greater analytics tools, greater benefits, greater solutions than they have today; taking what we do on the disease management side, what Advance does on the disease management side - particularly through TheraCom and their specialty offerings - you know, this really gives our customer base a very, very well-rounded set of disease management tools.

               (We will) have increased customer diversity out of this. (Course), Advance has typically, in the past, focused on the health plan book of business. We have focused on the corporate book of business - so very, very complementary customer bases coming in.

               We have recognized expertise in the combined entities of mail service and the retail programs. We'll be able to offer broader specialty products, as I mentioned. The disease management solutions as well will be extremely - excuse me - comprehensive.

               We grew up in the mail service business. That's where Caremark was started. We've got a recognized expertise in being able to do generic substitution. Advance has been focusing on this over the last several years. And they've developed the expertise as well. So you really put together a set of mail order facilities, as well as, more importantly, a set of mail order expertises, to drive generic products, do clinical interventions, clinical safety - that we think will be unparalleled.

               Customer service - you look at the - last year's (PBMI) rankings. And Caremark and Advance rank one and two amongst public competitors. So you've brought the two companies that are recognized by our customers as the best in class together. That is something that we're all very committed to continue. And that is to make sure that nothing takes place in this transaction to interrupt the care that we give to these customers or the - or the service that they get.

               Very strong financial profile - we'll go through some of that. But obviously, you've got a company that (on) trailing 12 months with $23 billion of revenues, over $850 million of EBITDA. If you look on a go-forward basis, you're looking at ($1 billion) worth of EBITDA, if you take our synergies of 125 that we're looking at. So really, very strong financial company, with very little leverage and very, very strong financial characteristics.

               (If we) consider we've still got our NOL, which will allow us to shelter (of) this cash flow - we'll use NOL quicker than we would have otherwise. And we'll have a significant amount of benefits coming out of that, from a net (present) value standpoint.

               Growth opportunities, obviously, are going to be there for us. The companies both have grown very, very well in the past. We expect to continue growing very well. We will be a competitor in the marketplace, along with the other people that we compete with. (The) graph (I) showed earlier - a lot of different competitors here in this marketplace. But we think the quality and cost (effectiveness) support we can bring to the marketplace will certainly be key to us.

               Customer mix I mentioned. Coming out of the combined book of business, we will be slightly over 50 percent employer and government health plans - (I) think about 48 percent, actually, in the health plan marketplace - so very, very balanced book of business. Again, as I mentioned earlier, we primarily had been focused in the employer - (in) the federal employee plan marketplace, where Advance had a majority in health plan.

               (You) think about the Medicare growth benefit. And as it gets rolled out, we think as well this positions us extraordinarily well. Because the plan itself may end up, over time, being folded into some health plans. And we think consumers will have a choice as to where they go. This gives us an opportunity to work directly in the Medicare growth benefit business, as well as through the health plan book of business that we now have, to be able to serve this marketplace as well.

               Customer value - and this is something you'll hear us harp on. I know David and I both - probably our two biggest - or our single biggest concern amongst the two of us, as we went through this, is we can't do anything to take away from the value that we're delivering to the customers. We cannot erode customer service. We cannot erode the cost effectiveness that they see.

               We will be in a position to offer (enhance nay) to clients as (a lores) diversified independent company.

               The combined companies processed over 600 million prescriptions in 12 months ended June 30, 2003 and (will) serve approximately
               (70) million (funded) lives - (have an) increased ability to help clients manage (drug spend) through the cross selling innovative techniques and the broad program offerings. This includes the clinical programs, our specialty pharmacy services, and being able to offer that to a larger book than we currently have today, particularly the health plan marketplace. And as you know, we've probably - we had been in the specialty business longer than anyone else in our sector - as well as the disease management offerings that I spoke of a little while ago.

               Best-in-class customer service organization's what we're dedicated to. Very strong account service leaders and account management teams that will stay in place through this and (will) be working with their customers on an uninterrupted basis.

               (You) see a map of the United States, and just shows the locations - obviously, broader choice, more convenience for customers with the multiple locations that we will have, from call centers to actually even the mail service pharmacies.

               Think our capacity in the mail service side, once this transaction closes, will be very significant. ((inaudible)) 230,000 scripts a day will be the capacity that we come out of this transaction with. So we will have plenty of room for growth.

               As you recall, Advance has recently opened a new state of the art facility in Wilkes-Barre, Pennsylvania. We have recently opened one in Phoenix. So we've really got the country very well covered from a geographic standpoint, as well as from a system standpoint.

               I'll also point out one of the complementary things: Advance uses the same kind of (field) technology that we do in these pharmacies. So it's not like (we're) blending two different sets of technologies in the mail order facilities. (So they're) very, very complementary to each other from that standpoint as well.

               Specialty programs - spend just a minute talking about that. But I do see this as an area of great opportunity for us. Think all of you know our key therapies; (hemophilia), growth hormone, MS, FC, RSV, TheraCom - again, not a lot of overlap here, so it's very, very complementary - the pulmonary hypertension, (Fabry's disease), Hurler's syndrome, MS - expanded product line here that we will be able to offer to these customers, as well as some very, very strong specialty disease management programs.

               Access to the managed care client base, as I mentioned earlier - (for pull through of) these specialty products we see (is a) significant opportunity on a go-forward basis.

               Disease management as well is very complementary. (You take) our programs and (their corner) programs. And, you know, you just say, Hey, we really have a very large set of disease states
               (that) on the disease management side we will be able to offer.

               We clearly - forgetting the PBM side - I think will - from a disease management perspective - will be, in my opinion, one of the largest and best companies (in the) industry today for our customers to have the opportunity to work with.

               Mail order opportunity - again, you look at our penetration of book of business; it's about 45 percent today; Advance's is about nine percent. Couple reasons for the disparity: Number one, Advance's book of business is different. The health plan business doesn't utilize as much mail, or they have not historically. And we hope to convince them and help them, as Advance has been doing, to say this is something (we) need to continue to focus on, and need to penetrate better.

               Advance, (through the) acquisition of PCS, bought primarily retail organization at that time. So they've been working on penetrating that book of business. Given our expertise, given the capacity and facilities that they have invested in, we think we can increase this. So it's only 17 percent combined penetration within the two companies.

               Now again, as I said, you've got a little different customer mix and base. So to think that we necessarily overnight will be able to penetrate the health plan business at the same rate that we've penetrated our corporate business is not going to happen. But we do see opportunities. We've seen the kind of growth that Advance has experienced in the mail order side. And we think putting these two organizations together will accelerate that growth rate.

               Quickly on the financial side - and then we'll get to Q&A.

               As I said, $23 billion of revenue for the year ended June 30, 2003; $876 million in EBITDA on a combined basis. We do expect this to be accretive to us (on an earnings-per-share) standpoint in the near term. And near term is within the first 12 months after the closing (of) the transaction. Obviously, we can't predict exactly when it will close. But that is our expectations currently.

               $125 million (in) expected synergies, with a majority of these coming through purchasing efficiencies - and the combined company will have a very strong balance sheet, very favorable leverage levels, and should receive (a) very positive credit outlook (for) the rating agencies.

               Key financials - on the next slide, you will see the revenue components, the EBITDA between the companies - pretax income, mail scripts filled within the two organizations, and the retail scripts filled. I won't go through all these numbers. A lot of you know them very well. But again, very, very compelling set of financials when you put these together for these two companies.

               Look at the balance sheet - obviously, very strong cash generation opportunities here. The debt levels - about - you know, debt to EBITDA will be about a one-to-one kind of ratio. Net debt to EBITDA will be very low as well. EBITDA to interest expense - very, very strong coverage ratios here. This is going to be a very strong company from a financial perspective.

               In summary, we think that - David and I believe we've put together two companies here - or (we're) in the process of putting together two companies here that clearly will be best in class in this business. We're extremely excited about it. We've got two great sets of employees here at these two companies. (We've got) two very strong set of customers at the two companies that will come together as well.

               Our first job, though, is to make sure that we take care of the customers and do the right job for them, and make sure there's no disruption to them through this process. And that will be the one thing that I know we're both most focused on - and to make sure that we get the benefit for our shareholders out of this transaction. That's who we work for; that's what we're about. The customer is the one, (though), that opens the doors every day for us, and those are the ones that we will focus most on. We do the job there; the shareholders will receive the benefit.

               Again, (we're) very excited about this transaction. It's certainly (another) milestone for each company. And it's one that we look, frankly, for bigger and better things to come as we go forward.

               At this point, operator, I will go ahead and shut down, and start taking questions.

Operator:      Thank you, sir. If you'd like to ask a question today, please press the star or asterisk key followed by the digit one on your touch-tone phone. If you're on a speakerphone, please be sure to turn off your mute button in order for your signal to reach our equipment. Once again if you would like to ask a question, please press the star or asterisk key followed by the digit one.

               We go first to Chris McFadden with Goldman Sachs.

Chris McFadden: Thank you. Good morning. And David and Mac, we appreciate the details this morning.

               Historically, your two companies have treated rebates differently in terms of how you account for customer credits. How do you anticipate reconciling or integrating these two sort of rebate management methodologies, when you think about the companies prospectively? Thanks.

Mac Crawford:  Well, I mean, (you know), there's a lot of different ways that people handle things. And, you know, take into account our different customer bases that we deal with, and I think that's a key difference that's generated this.

               So, you know, I don't see any dramatic change to what either company (does), certainly in the near term. How these get handled and what happens in the future is going to be driven by the market and competitive standpoint.

               So, you know, both companies - we've had different business models. Everybody in the industry has a little bit of a different business model. So we don't really see a problem reconciling the differences, (particularly) when you take into account the customer base.

Chris McFadden: Understand, Mac. And a follow up, if I could - you've given a near-term synergy target of $125 million. Could I get you to provide some detail in where those synergies preliminarily might be coming from; whether they be fixed costs, corporate overhead, purchasing economies, and the like? And I guess, would you venture to talk longer term about what enhancements to that $125 million synergy contribution you might be willing to discuss?

Mac Crawford:  Well, as far as the synergies, obviously, a lot of the synergies will come - and I'm not going to give specific numbers to break out of the (pieces), just from a competitive standpoint - will come (on) our ability to consolidate the purchasing power of the two entities, and be able to be more cost effective for our customers. That's where the biggest (of) synergies come.

               Obviously, there are going to be certain things that we both do that we both do that have some duplication to them that we will all have to look at, and see how it works and what happens. We are committed to a best-in-class organization here. So it's going to be a combination of a lot of different areas. Part of it will come through being able to pull through more specialty products in the business, and revenue enhancements as a result of that.

               Over the longer term, I (want to) jump out and crawl out on the limb, (as) to give you a number. This is very compelling, (though). It is going to be accretive. And we've given you the near-term impact. And so we would look over time to be able to accelerate that number.

Chris McFadden: And finally, Mac, could I get you to talk about any lockup or other sort of dynamics of the agreement that you guys have struck? I understand there's not (caller specific) to the exchange ratio. But there any other details that you could share with us?

Mac Crawford:  I don't think there's anything that's not customary that we have here. No. It's pretty standard.

Chris McFadden: Very good.  Thank you.

Mac Crawford:  Thank you.

Operator:      We go next to Tom Gallucci with Merrill Lynch.

Tom Gallucci:  Thank you. Congratulations, everyone, on the deal. Just as a follow up to that last question, is there a breakup fee involved with the transaction?

Male:          Yes, there is.

Tom Gallucci:  And can you give any more detail on that at this time? Or we just wait for the proxy, or ...

Male:          It's 100 million.

Tom Gallucci:  OK. In terms of integration - just wondering what your initial thoughts are, in terms of systems. I know, Mac, you've talked historically about, you know, one system at Caremark being an advantage. What are the thoughts at this point about how you - how you might go about integrating Advance into the Caremark system?

Mac Crawford:  Well, one thing (we were) very impressed about Advance, when we got in (doing) due diligence, is the work that they've done on the system side. They've got a really world-class data center out in Phoenix. And they've done some unique and creative things about how they deal with their front-end systems to deal with when (they had) multiple systems coming with PCS.

               Keep in mind - two separate customer bases here as well. So for the near term, you know, I don't see any kind of major changes taking place there.

               Over the longer term, you know, I think that probably our mail service system is a little bit different. And I won't say better at this point. We've got to delve into that. You know, but it is conceivable that we end up using our mail service platform and end up using their retail platform. And it's - our people have a lot of ideas.

               But this is not going to be - from my perspective, (and of what) I've seen - the systems integration challenge that some people might have perceived, just as they would most (acquisitions seen)
               - you know, very different systems. I think they've done a good job (with) what they do; we do a very good job at what we do. We'll take the best out of both, to blend them together and make them work, and with (the day's) technologies and ability to front-end things. (We're) pretty optimistic about being able to see some efficiencies come out of the (IS) area.

Tom Gallucci:  If I could ask one other one - on another front, in terms of combining the companies - the formulary, or your preferred drug list, at each company's probably different in some areas when PCS and Advance came together. Ultimately, I think they enhanced their negotiating leverage pretty significantly by combining those. What are your initial thoughts on that front? Thank you.

Operator:      Please stand by. Please stand by at this time.

               Sir, you have rejoined.

Mac Crawford:  OK. I apologize to everyone.

               Let me point out that we are not in my facilities, nor in David's. We don't have these kind of outages. We're in a hotel in New York. (So) ((inaudible)) talking about systems a minute ago - thank goodness (that) our systems don't work like this.

               But Tom, you got cut off, I believe - Tom Gallucci. Is he still
               ...

Tom Gallucci:  OK.  Can you hear me?

Mac Crawford:  Yes.

Tom Gallucci:  OK. I (was) just wondering about the formulary (and) the preferred drug list as a company. When Advance and PCS came together a number of years ago, they ultimately integrated those, and I think reaped substantial benefits on the purchasing side of things. What are your initial - is that what you're talking about when you allude to purchasing synergies? Or what are your - what's your initial thinking on the formulary?

Mac Crawford:  Well, actually, our (P&T) processes and our formularies are very much in line with each other - again, (another) thing we found through the due diligence process.

               But, (yes), 75 percent or so of the (first-year) synergies will come out of just being able to buy more efficiently and more effectively as a result of the volumes that we have.

Tom Gallucci:  OK, great.  Thank you.

Mac Crawford:  Thank you.

Operator:      We go next to John Szabo with CIBC.

John Szabo:    Good morning. Thank you. Question for David - David, did you consider other alternatives in terms of potential bidders for the
               - for the company? And could you maybe talk a little bit more about the process that was involved here?

David Halbert: Well, the company wasn't for sale. We didn't - we didn't (hold) a process. We have been simply looking for opportunities to enhance the value that we bring to our customers. And Mac and I have been talking, you know, on and off for a number of years now about potential benefits of combining. And, you know, Mars finally got close enough to the Earth, the first time in 60,000 years. And we got in perfect alignment, and we were able to do a deal.

John Szabo:    OK, great. And then, just a follow up - could you talk about how this has affected the 2004 selling season? Or, you know, are we sort of past that point where - shouldn't have any material impact on any business either company's trying to close at the end here?

Mac Crawford:  Well, I mean, I think that probably there's been some rumors out amongst the consultants. And so whether it's had an impact or not
               - I can't really measure that. Could it have an impact going forward? Well, certainly our competitors will use it as a selling tool against us to talk about disruption and instability, and those kind of things.

               But we've got a very - both companies - very, very strong sales and account management people. And, you know, we're going to buckle down and do all that we can so that it doesn't have an impact. But no guarantees either way as to what comes out of it. But I will tell you the 2004 selling season is still pretty active right now. It's one (that) stretched out - (is) like it was two years ago; it's kind of stretched out a long time this year. (I mean), we still have a lot of things in the hopper. And I think that's true for both companies. (I won't) speak for David, but ...

David Halbert: (Yes), I think that's right.  Yes.

John Szabo:    (OK).  Thank you.

Male:          Thanks, John.

Operator:      We go next to Larry Marsh with Lehman Brothers.

Larry Marsh:   Thanks and good morning. Mac, (let me get you to) elaborate a little bit about, you know, (a) specific catalyst as to why now
               ((inaudible)) you talked a lot about the strategic benefits, and we certainly, (you know), see that. But, you know - you know, why now versus six months from now, versus last year?

               And are you suggesting that the chance (of a) drug benefit for Medicare is something that you're, you know, anticipating, you know, happening over the next couple (of) years, and you want to be prepared for it, or not?

Mac Crawford:  Well, I mean, you know, I think David said it pretty well: The planets kind of got aligned here. It's no good to answer, to say why now versus six months ago or a year from now. (It) wasn't driven by either company needing to do a deal; it wasn't driven by - well, gosh, we've got to get ourselves ready for the Medicare drug benefit. It was - (one) of those times when you looked at stock prices at both companies (has) gotten to a place that - so it could make sense for this to take place. The financial models worked.

               So I - you know, I don't think, Larry, there's any one thing which drove it. But let me, you know, stress to all of you: This wasn't a deal either company needed to do. But it's one that's very compelling, from the standpoint of value to our customers and value to our shareholders, and to our employees.

Larry Marsh:   So, (I mean, again), obviously, if (you) just said stock price, you could (say) the say the same thing three or four months ago, you know. So obviously your (seeing is) a lot more than just the stock price, you know, here. But there must be some, you know, other rationale. (Is it) more just long term here, where the industry's headed?

Mac Crawford:  Well, I mean, look at the financials. I mean, there's very strong rationale there. Look at what we bring to the marketplace now. So yes, I mean, this is a long-term strategic view of - this is a company that will be able to move into other areas, a company that can explore other opportunities (and) will have the financial flexibility to clearly do that.

               So, yes, it's just - I think it's very compelling. And, you know, neither David nor I would have gone through - (and) deals like this take a long time to mature and take place. And we wouldn't have devoted the time, energy and effort to it if we didn't see long-term strategic benefits and value from it.

Larry Marsh:   OK. Just a follow up - are there any customers of Advance's which
               - (you know, you or) David - that have a change of control provision in them, including, you know, I guess, (Well Choice), which I (know is an) important customer - is there any other customers, or any customers you're aware of, that could trigger change of control to review their options (in the market)?

David Halbert: You know, Larry, we have a few customers that do have that alternative. We have looked at that closely and don't think that's going to have, you know, any material impact. And it's not a large number.

Larry Marsh:   OK. Have you gotten any comment at all from them at this point?
               Or is that premature to expect?

David Halbert: It's a little premature, Larry. Haven't had a chance to talk to all the customers yet, but will be over the next couple of days.

Mac Crawford:  Yes, I mean, we just announced this last night, folks. And we obviously couldn't be out talking to customers before we (did), so ...

Larry Marsh:   Got you. Can you comment one way or the other if (Well Choice) is one of those customers who could - does have a change of control position?

David Halbert: We're not going to comment on any, you know, specific customers at this point, Larry.

Larry Marsh:   OK. Then, I guess, finally, Mac, has there been (a) determination of who on Advance's board is going to be serving on the Caremark board, and the elaboration of, you know, management (roles) down to the operating level at this point?

Mac Crawford:  As far as the - Advance has the right to name three people to the board. (Then) our board will go through the process that we have to go through from a governance standpoint. Obviously, (you know), governance is very key to all of us. So until we go through that process from a governance standpoint, which we're just now beginning, be premature for me to name those individuals, although I don't expect any issues there.

               No, it's too premature to talk about management down to the operating levels. The - again, this is going to be a best-in-class organization, though. And that's the way we're approaching all of this.

               Obviously, because of the sensitive natures of talks like this, you don't get down into those kind of levels when you're going through these discussions. That'll be part of the process that David and I both will be evaluating and going through over the coming months.

Larry Marsh:   OK. And has the role of - David, has your role been determined, or not?

David Halbert: Well, we're discussing the possibility of, you know, a consulting agreement.

Mac Crawford:  (You know), David's going to be key through the integration of this, (and) willing to be actively involved as a consultant to us.

Larry Marsh:   Very good. Thank you.

Mac Crawford:  Thank you.

Operator:      We go next to Michael Fitzgibbons with Morgan Stanley.

Michael Fitzgibbons: Good morning. Mac, you'd mentioned that there were opportunities for revenue enhancements. And just to clarify, does your $125 million include some of those opportunities? I think you were (talking about) the specialty, and maybe (do) these management centers that really just focused on the purchasing and cost management.

Operator:      Please stand by. We'll be pausing for just a moment. Thank you.
               At this time, we'll pause the - pause the conference for just a moment, due to technical difficulties. We will be (resuming) momentarily.

               This is Premiere Conferencing. We are experiencing an interruption in today's conference. Please stand by while we resolve the situation. We will resume the conference shortly. Thank you for your patience.

               Mr. Crawford has rejoined.

Mac Crawford:  All right.  I apologize again.

               Now promise you, Mike, you're (going to ask me) a question we didn't want to answer. (Go ahead). Go ahead.

Michael Fitzgibbons:  OK.  Well, basically, I was wondering if 75 percent of your synergies ((inaudible)) from purchasing, is there any of the remainder that is due to the sort of strategic benefits to the top line? Or is that sort of potential upside to the 125 million that you've talked about?

Mac Crawford:  No, some of it is. But obviously, as I said earlier, we think
               (there are over the law of returns) certainly, you know, greater opportunities. And we're really focusing here on what we can do from a purchasing standpoint, and what we can do from a revenue generation standpoint. That's the primary focus of the opportunities that we'll be looking at.

Michael Fitzgibbons: OK. And one other quick question is that you have - both companies have been making pretty significant investments in your infrastructures for mail order recently. Should we expect that that set strategy's going to be changing, and that you're going to kind of move in the other direction, and we'll see some - a reversal of that? Or do you feel like, you know, you still need all the capacity that both of you have put together recently?

Mac Crawford:  Well, I mean, clearly, the capacity we've both put together will give us excess capacity on a go-forward basis.

               You know, frankly, I think having that capacity not only allows us to grow within the traditional lines - and I'm not going to elaborate on this - but probably also gives us some opportunities strategically to go into some other areas that having these kind of distribution facilities will open up to us.

               So, you know, it's a good situation to be in that - (and) we both invested heavily in the past. We will have excess capacity now. So as we penetrate the book of business, and as we (sell) new accounts, (you know), we won't have to spend the capital that we've spent in some of these areas in the past.

               But that's the best problem I could have because it doesn't cost that much to put up a mail service facility. (I'd love) to run out of capacity in the year or two and have to build ((inaudible)). But I think we got some capacity to give us some (runway) for a little while.

Michael Fitzgibbons: Thank you.

Operator:      We go next to Robert Willoughby with Bank of America.

Robert Willoughby: Thank you. Mac, just on the synergies again - (you said most was) purchasing - have you kind of run through the analysis which company had the more attractive distribution contract?

               And secondarily, just what does this mean to the manufacturers? Can you - did the synergy assumptions include much improvement in rebate assumptions? I would assume your leverage is, you know, tenfold.

Mac Crawford:  Well, I'm not going to try to break out specifics of that. Again, that gets into some competitive issues, some (ended) deals with being able to purchase (well in) generic side, deals (of) being able to purchase well in the brand side, deals with a lot of different things that we can do.

               So that's - we've done the analysis, we've looked at it, we know where the opportunities are. After closing, the job will be to go get them.

Robert Willoughby: OK, thank you.

Operator:      We go next to Kemp Dolliver with SG Cowen Securities.

Kemp Dolliver: Hi, thanks. A couple questions - first, (yes), Mac, you briefly commented on the status of the selling season. You know, could either you or David - since this is a stock deal - just talk about (how) things are progressing, and if you - Mac, in particular - still plan to - think by the third quarter call you'll be in a position to discuss the `04 progress?

Mac Crawford:  As I said earlier, I think, you know, both companies have still a lot in the pipeline and a lot going on. And my anticipation still is (that) the end of the third quarter that - (well), it may not be finished then. Because we're seeing stuff that kind of may start April, June, July of next year, that are in the pipeline still. But we can certainly give you an update as to where we stand at that point in time, and anticipate doing that.

Kemp Dolliver: If I - David, if I can throw that at you, since (it's) part of your diligence process. And I think competitive activity would be, you know, concerned about this. Anything you'd like to add?

David Halbert: Well, you know, Kemp, I would just say that we've had an excellent selling season. We are at the end of it - (or) moving towards the end of it, as Mac said.

               There was certainly a lot of thought given to how, you know, this announcement might impact, you know, our prospects and our customers. But we find that our prospects have selected us because of our unique capabilities, because of our people, because of relationships. And none of those are going to change.

               So, you know, we're quite optimistic that we'll be able to not only reassure our customers about their decision to go with us, but beyond that, that they're now going to have additional and enhanced capabilities because of the combination. So I think it's going to be very well received.

Kemp Dolliver: OK, great. Just second question pertains to FTC review and antitrust. You know, could you all talk about just - with regard to some of the key statistics, such as your, you know, share of claims processed - if covered - you know, to the extent covered lives get looked at, et cetera - just talk about, (you know), how you're positioning this relative to FTC review?

Mac Crawford: I don't think it's appropriate for us to go into that at this point in time, Kemp. (That's) - we will go through an FTC review. What they look at is up to them, (for) how they decide to look at it. And we'll be responding to their questions.

Kemp Dolliver: Great. And just a last question - with regard to, you know, headquarters and the like - Mac, you're moving a headquarters - you know, there's a headquarters infrastructure in Dallas. Any thought given to (how) that's going to play out now?

Mac Crawford: Well, I mean, our (headquarters) will be in Nashville, which we had previously announced. But, you know, how (all) that plays out, and the different people - again, this is not a transaction whose synergies were driven by you (got to) take all the cost out in the world that you can take out. That was not what drove this transaction.

               So, you know, from just pure - our headquarters (is small) David's headquarters, as far as you (look at) what headquarters people are - it's not big. So that's not really (where the) impact - that we see anything that impacts our customers, and more importantly, impacts those people that deliver these products and services.

Kemp Dolliver: Great.  Thank you.

Operator:      We go next to Kevin Berg with Credit Suisse First Boston.

Kevin Berg:    Yes, a couple questions, guys - first, ((inaudible)) talk about
               (some of these functions that you may), Mac, in pricing this deal, such as the premium for Advance, and I guess, specifically related to your mail penetration for their customer base in the long term? You know, obviously, it's a very different customer base, (and) you mentioned the managed care base. How are you going to be more effective selling mail to them than Advance was?

Mac Crawford:  Well, as far as - (when) you talk about premium and pricing, (we)
               deal with that first. And...

Operator:      Please stand by. We are experiencing an interruption in today's conference. Please stand by while we resolve this situation. We will resume the conference shortly. Thank you for your patience.

Mac Crawford:  Operator?

Operator:      Yes, sir?

Mac Crawford:  ... what's going on?

David Halbert: (What's) the problem, Phillip?

Operator:      Nothing.  You've - we've been waiting for you.

Mac Crawford:  No, we've been here.  You told us to hold on.

Operator:      You had stopped talking in the middle of a sentence.  That's ...

Mac Crawford:  No.  We didn't.

Operator:      OK.

Mac Crawford:  Kevin, are you still on?

Kevin Berg:    I'm still on.

Mac Crawford:  OK.  I don't know what that - boy, this has been fun.

               OK. We talked about the premium ((inaudible)). What was the
               (last) part of your question?

Kevin Berg:    The part of the question was in terms of your ability to really penetrate the managed care customer base with mail, what are you going to do differently? It's obviously - part of the difference is obviously the age of customers. You know, it's a much younger customer base. How are you going to penetrate them on the mail side more effectively than Advance (was) able to?

Mac Crawford:  Well, Advance has had success in doing that. I (should) think
               (you'd look) ((inaudible)) a little bit different, simply because of the experience we've had in it.

Kevin Berg:    (What) about, Mac, the legal (diligence) ...

Mac Crawford:  What about - excuse me?  Hello?

Male:          Operator?

Mac Crawford:  Operator?

Operator:      Just a moment.

Mac Crawford:  What are you doing?  Operator?

Operator:      Just a moment.  We will be reestablishing his line.

Mac Crawford:  Hey, operator?  Operator?

Operator:      Yes, sir?

Mac Crawford:  Let's go to the next person.  We'll come back and get him.

               Do you have everybody on-line?

Operator:      Yes, we do.

Mac Crawford:  OK. Let's go to the next question, and we'll come back and pick up Kevin. Hello?

Operator:      Just a moment, sir.

               We go next to Andy Speller with AG Edwards.

Andy Speller:  Thanks.  Good morning.

Male:          ... Andy.

Andy Speller:  My question really has to do with just - are you going to take a proactive approach with the FTC? In answer to another question, it sounded like you (would) be more reactionary to what they might ask you. Or - can you just give us kind of the process you plan to go through with the FTC there?

Mac Crawford:  No, I didn't mean to make it sound that we were being just reactionary. We obviously both have (a) very good counsel that
               (will) work with (this) in this regard, that will be preparing the case that we need to put in front of the FTC about this transaction. And, no, we intend to be very proactive because we think this transaction will get approved.

Andy Speller:  Do you think that the outstanding squabble with (Sheehan) in
               Philadelphia may have some issues here?

Mac Crawford:  From an FTC standpoint?

Andy Speller:  (Just) from an overall regulatory standpoint.

Mac Crawford:  (Well) - you know, that (deals) in the whole regulatory environment, which we won't comment on the legal issues. But, you know, that's just something that we certainly had to take into consideration as we evaluated the transaction.

Andy Speller:  And then, could I also get your comment - in the financial data that was in the press release, there's some - I guess, some options (expense and) amortization expense that are going to be kind of one-time incremental. Can you kind of just explain what those - what those are stemming from?

Mac Crawford:  I'll let Howard explain that to you.

Howard   McLure: ... simply (was) acquisition accounting rules for the company that has (the crosswalk in the) options, they end up with - we end up having to recognize the expense for the (uninvested) component (in) the options for employees that will continue at the company.

Andy Speller:  OK. And that's both the amortization and - those are two separate line items, in terms of...

Howard McLure: (However), the stock option is for the stock option expense of the continuing employees, Advance.

Andy Speller:  OK.

Howard McLure: The amortization is the incremental amortization for identifiable intangibles. It's just purchase accounting.

Andy Speller:  OK.  Thank you.

Operator:      We (return) to Kevin Berg.

Kevin Berg:    Yes, Mac, can you hear me?

Mac Crawford:  Yes.  I think you've got some noise on your line, but I can hear you.

Kevin    Berg: OK. In terms of legal diligence (you guys), David, can you talk about that? Obviously, you know, Advance has received a subpoena from (Sheehan) (or from Twelaware) that you guys haven't. Can you talk about how much time you spent, how important that was to have confidence that there's, you know, nothing there material?

Mac Crawford:  Well, (I mean), again, we don't comment on legal matters. This was a matter of (force in) the company. And wouldn't be appropriate (for) me to comment here, other than to say that obviously (it) was something we had to take into consideration when we did the transaction.

Kevin Berg:    In terms of - back to the synergy, the timing of these synergies
               - the purchasing - so that should happen, I assume, relatively soon. Is that fair to say, once the deal is closed?

Mac Crawford:  Well, as we've said here, we expect $125 million run rate within the first 12 months. And (then) we expect (the) transaction be approved.

Kevin Berg:    And then also, in terms of generic penetration, any plans there?
               What are your specific plans there to increase the generic penetration across both companies?

Mac Crawford:  Well, clearly, that's going to be driven to some extent by the amount of (process) ((inaudible)) process and a policy of going to the most - you still there, Kevin?

Kevin Berg:    Yes, I am.

Mac Crawford:  (Of) cost-effective products as quickly as possible. (We'll)
               continue that. (And) we've had the ability to move generics very quickly, as we've seen in the past, when a product comes on market. And to the extent that we do it better than Advance does, ((inaudible)) they do some things better than we do.

Kevin Berg:    (Yes). Aren't you kind of sharing most of these - these synergy you talked about - aren't you going to (be) sharing most of these with your customers as you go on, as you get better purchasing?
               Aren't you going to share a greater amount of rebates with your customers as well? Is that how that would work?

Mac Crawford:  Well, certainly our customers should benefit from our ability to be more effective and more efficient from a purchasing standpoint, as well as from being able to deliver products and services.

Kevin Berg:    OK, thank you - one last question - what are you guys going to do with all the excess cash you're going to be generating, let's say, a year out from now? (Billion dollars, I mean) ...

Mac Crawford:  ... I was hoping maybe ((inaudible)) wouldn't ask me that question.

Kevin Berg:   (Six, seven hundred million) in free cash - what are you guys going to do? You're not going to have much debt, you know, as you said.

Mac Crawford:  (Well), (as) I said, you know, we'll be able to ((inaudible)) get out of debt pretty quick if we can do that. But also, we really see us having the ability to expand in the new areas with this company, given the cash flow characteristics that we've got. And, you know, it's, (you know), a company that - if we decide to pay dividend, certainly going to have the cash to do so.

Kevin Berg:    OK.  Thanks a lot, guys.

Male:          Thank you.

Operator:      We go next to Michael Bator with Jennison.

Michael Bator: Thank you.  My question's been asked.

Operator:      We go next to Glen Santangelo with SoundView Tech Group.

Glen Santangelo: Yes, Mac, I just want to follow up on a question that was asked earlier.

               You know, in the past, you sort of have expressed that, you know, the managed care - and I understand that your customer bases are complementary - but in the past, you sort of expressed that that customer segment, you know, wasn't going to be a focus for Caremark, because the mail opportunity was not that compelling. And now, you know, here you are buying a company, paying a 20 percent premium above where the market was valuing your company as of last night.

               So what are you - what sort of changed your mind set of thinking? I mean, I think that, you know, a couple questions ago, someone was asking about, you know, how are you going to be able to increase the mail opportunity within that customer base at a greater rate than AdvancePCS was doing on their own? I mean, is that the big opportunity, or is it on the specialty side? Or is it the evolution of the Medicare drug benefit? Sort of, you know, what sort of changed your way of thinking along those lines?

Mac Crawford:  Well, it wasn't necessarily so much of a change in a way of thinking, other than we, you know, always had the focus - and given the growth rates that we had by focusing on the corporate customer, (and we'd) been very successful doing that and continue to see that as a great marketplace.

               All the things that you mentioned, (though), come into play. We are very strong on the mail service side. We do believe that the managed care book of business is beginning to be much more receptive to using mail order than they had been in the past. So when you start looking at some of the trends we see there, I do see the Medicare marketplace.

               As I said earlier, (if you) look at some of the programs and plans that have been proposed out there, you're looking at - over time, four and five years out - some of these people moving into the managed care plan. So it gives us the opportunity to continue to do business there and to grow our business.

               The specialty side - our main payers in the specialty business are managed care companies. So the pull through from that standpoint, and the relationships that Advance had - (it's fun to) look at all of it together and say, you know, this is something that - as David said - everything lined up at the right time here. And it works for us. So ...

Glen Santangelo:  If I could just ask one more quick follow-up question ...

Mac Crawford: Certainly.

Glen Santangelo: I mean, other than the breadth of products being offered here, do you believe that now the combined company has some competitive advantages - whether it be, you know, on the pricing side or just, you know, the breadth of products offered - that's going to enable you to start to take market share from the competition at a greater pace than each of you could have done on your own? And how would you size up, you know, vis-a-vis the competition on the PBM side and on the specialty side?

Mac Crawford:  Well, this is a very competitive marketplace, Glen. All of you know that. We've got a lot of specialty competitors, we've got a lot of PBM competitors, we've got a lot of disease management competitors.

               If we didn't think this transaction would (tilt the tale) of this company to the next level, then, as I said, neither one of us needed to do it. And we look at the combined organization as being one that can be very competitive in the marketplace going forward. So (it was) one of those things that really, from a financial as well as strategic standpoint, worked.

Glen Santangelo: OK, thanks.

Operator:      We go next to John Paulson with Paulson & Company. Mr. Paulson, your line is open.

Mac Crawford:  Operator, we've got time for about one more question, probably, or two more.

Operator:      We go next to Drew Figdor with Tiedemann.

Drew Figdor:   Yes, I just want to understand - is there any conditions in the agreement on customers leaving as a percentage, because of the termination clause? Hello?

Mac Crawford:  Yes, we (won't) get into the details of the agreement. (You know), that will, as the proxy gets filed, become available.

Drew Figdor:   Can you explain to us how the 10 percent cash is determined; what pricing period, or how the election works?

Mac Crawford:  Howard?

Howard McLure: It's for the average trade closing price for the five days - five trading days prior to the closing of the transaction.

Drew Figdor:  (With the) election after that?

Male:          No election.

Mac Crawford:  No election.

Drew Figdor:   OK.  And is there any (collar) on this, or any walk price?

Male:          No.

Drew Figdor:   Thank you.

Operator:      (We) return to John Paulson with Paulson & Company.

Mac Crawford:  Yes, let's make this our last one, if we can.

John Paulson:  Yes. (You guys just answered our) question on the cash election.
               Thank you.

Male:          ((inaudible))

John Paulson:  Or rather, the cash portion of consideration.

               Once again - I'm sorry to repeat - there's no - there's no election? You're just going to pay 90 percent in stock, 10 percent in cash, based on the (five)?

Mac Crawford:  That's correct.

John Paulson:  OK.

Mac Crawford:  (That's right).  OK.

               Operator, at this time, we've got some other meetings that we need to get to.

               (Folks), thank you very much for calling in. We apologize for the disruptions that we had during the phone call, from a technical standpoint. Obviously, we're around. Pete you can get a hold of, Howard (can) get a hold of, by calling into the normal office numbers, and someone will get in touch with them. But again, good transaction, great transaction. We think this is a very good thing for all of us including the shareholders, and most importantly, the customers. And we're going to go to work to get it closed and make it happen.

               So thank you very much. And we appreciate you calling in.

Operator:      That concludes today's conference call. Thank you for your participation. You may now disconnect. END

Additional Information And Where To Find It

Caremark Rx intends to file with the Securities and Exchange Commission a registration statement on Form S-4 that will include a joint proxy statement/prospectus and other relevant documents in connection with the proposed transaction. Investors and security holders of Caremark Rx and AdvancePCS are urged to read the joint proxy statement/prospectus and other relevant materials when they become available because they will contain important information about Caremark Rx, AdvancePCS and the proposed transaction. Investors and security holders may obtain a free copy of these materials (when they are available) and other documents filed with the SEC at the SEC's website at www.sec.gov. A free copy of the joint proxy statement/prospectus when it becomes available may also be obtained from Caremark Rx, 3000 Galleria Tower, Suite 1000, Birmingham, AL 35244 or AdvancePCS, 750 W. John W. Carpenter Freeway, Suite 1200, Irving, TX 75039.

Caremark Rx, AdvancePCS and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from their respective stockholders with respect to the proposed transaction. Information about the directors and executive officers of Caremark Rx and their ownership of Caremark Rx shares is set forth in the proxy statement for Caremark Rx's 2003 annual meeting of stockholders. Information about the directors and executive officers of AdvancePCS and their ownership of AdvancePCS stock is set forth in AdvancePCS' fiscal 2003 10K-A Amendment No. 2. Investors may obtain additional information regarding the interests of such participants by reading the joint proxy statement/prospectus when it becomes available.